Exhibit 16.2

May 13, 2022

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the statements of EVE Holding, Inc. (the “Company”) included under Item 4.01(a) of its Form 8-K dated May 9, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements that the audit committee of the Board approved the engagement of KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm to audit the Company and its Subsidiaries consolidated financial statements as of and for the year ended December 31, 2022.

/s/ WithumSmith+Brown, PC

New York, New York

cc:	Sergio Pedreiro

Chairman of the Audit Committee of the Board of Directors

EVE Holding, Inc.